UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or Section 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 20, 2025

Focus Impact BH3 Acquisition Company
(Exact name of registrant as specified in its charter)

Delaware	001-40868	86-2249068
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1345 Avenue Of The Americas, 33rd Floor New York, NY	10105
(Address of principal executive offices)	(Zip Code)

(212) 213-0243
Registrant’s telephone number, including area code

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one warrant	BHACU	OTC Pink
Class A Common Stock, par value $0.0001 per share	BHAC	OTC Pink
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	BHACW	OTC Pink

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On February 6, 2025, Focus Impact BH3 NewCo Inc. (“NewCo”), a Delaware corporation and wholly owned subsidiary of Focus Impact BH3 Acquisition Company, a Delaware corporation (“Focus Impact”) and XCF Global Capital, Inc., a Nevada corporation (“XCF”) filed a definitive proxy statement/prospectus (the “Definitive Proxy Statement/Prospectus”) for the solicitation of proxies in connection with a special meeting of Focus Impact’s stockholders, to vote upon, among other things, a proposal to adopt and approve the business combination agreement (as amended and restated from time to time, the “Business Combination Agreement”) by and among Focus Impact, NewCo, Focus Impact BH3 Merger Sub 1, LLC, a Delaware limited liability company and wholly owned subsidiary of NewCo, Focus Impact BH3 Merger Sub 2, Inc., a Delaware corporation and wholly owned subsidiary of NewCo and XCF, and the business combination contemplated thereby (the “Business Combination”). Capitalized terms used but not defined in this Item 8.01 shall have the meanings given to such terms in the Definitive Proxy Statement/Prospectus.

Note with GL Part SPV I, LLC

On February 13, 2025, XCF and GL SPV Part I LLC (“GL”) entered into a promissory note for gross principal amount of $1.2 million with net proceeds from the note equal to $1.0 million. The promissory note bears interest of $0.2 million, is unsecured, and is due at the earlier of (i) 30 days from the date of receipt of any customer payment paid to XCF, unless extended in writing by mutual consent of XCF and GL or (ii) an event of default (as specified in the promissory note). In connection with the issuance of the promissory note, XCF issued 200,000 shares of its common stock to GL. On a pro forma basis, the issuance of the promissory note increased XCF’s total liabilities by $1.2 million.

Proceeds from the promissory note were provided to New Rise Renewables, LLC (“New Rise Renewables”) as a note payable to XCF, which was included as indebtedness of New Rise Renewables, and resulted in a reduction of the number of XCF shares issued upon the closing of the New Rise Renewables acquisition.

A copy of the promissory note is filed with this Current Report on Form 8-K as Exhibit 99.1 and is incorporated herein by reference, and the foregoing description of the promissory note is qualified in its entirety by reference thereto.

New Rise Closing

On February 19, 2025, XCF completed the acquisition of New Rise Renewables. At closing, the aggregate purchase price of $1.1 billion was reduced by $118.7 million, which represented principal and interest on New Rise Renewable’s outstanding debt obligations to a financial institution and two notes payable to XCF. As a result, RESC Renewables Holdings, LLC (“RESC Renewables”) was issued 88,126,200 shares of XCF common stock in exchange for its membership units. In connection with a consulting agreement between RESC Renewables and GL, GL is entitled to receive 4,406,310 shares of the XCF common stock issued to RESC Renewables. In addition, pursuant to the New Rise Renewables MIPA, XCF issued a convertible promissory note to RESC Renewables in principal amount of $100,000,000, of which $51,746,680 in principal amount was subsequently assigned from RESC Renewables to Encore DEC, LLC, an entity 100% owned by Randy Soule. XCF also expects to enter into an EPC and Transition Services Agreement with Encore DEC, LLC as it relates to the development of New Rise Reno 2, which was acquired by XCF on January 23, 2025.

A copy of the promissory note is filed with this Current Report on Form 8-K as Exhibit 99.2 and is incorporated herein by reference, and the foregoing description of the promissory note is qualified in its entirety by reference thereto.

Consulting Agreement with Focus Impact Partners

On February 19, 2025, XCF and Focus Impact Partners, LLC (“Focus Impact Partners”) entered into a strategic consulting agreement (the “Consulting Agreement”), pursuant to which Focus Impact Partners will provide XCF (and, the post-transaction company following completion of the Business Combination) with certain consulting services. Under the terms of the Consulting Agreement, Focus Impact Partners will receive an annual consulting fee of $1,500,000, which will be payable in monthly installments of $125,000 starting with an initial payment on or prior to March 31, 2025 (pro-rated from February 19, 2025 through and including March 31, 2025). In addition to the annual fee, the Consulting Agreement also provides that Focus Impact Partners is entitled to an additional consulting fee in connection with any acquisition, merger, consolidation, business combination, sale, divestiture, financing, refinancing, restructuring or other similar transaction for which Focus Impact Partners provides consulting services, the amount and terms of which will be subject to mutual agreement between the company and Focus Impact Partners consistent with the market practice for such consulting services.

The Consulting Agreement has a term of three years unless terminated early with at least 90 days advance notice and will be automatically extended for successive one year periods at the end of each year unless either party provide a written notice to the other party of its desire not to automatically extend at least 120 days prior to the end of each year during the term of the Consulting Agreement. If the Consulting Agreement is terminated by XCF without “cause,” Focus Impact Partners is entitled to be paid any and all fees that would be due and payable through the expiration of the then-current term of the Consulting Agreement as if it had not been so terminated.

The terms of the Consulting Agreement also provide for customary indemnification by XCF of Focus Impact Partners in connection with the performance by Focus Impact Partners of its services.

Carl Stanton, and Wray Thorn, co-founders of Focus Impact Partners, are founders of the Sponsor, currently serve as directors of Focus Impact and are expected to become directors of NewCo after completion of the Business Combination. The Consulting Agreement gives Mr. Stanton and Mr. Thorn financial interests that are different from, or in addition to, their interests as stockholders of Focus Impact and the interests of stockholders of Focus Impact generally. The existence of financial and personal interests of Mr. Stanton and Mr. Thorn may result in a conflict of interest on their part between what they may believe is in the best interests of Focus Impact and its stockholders and what they may believe is best for themselves in determining to recommend that stockholders vote for the proposals being submitted to Focus Impact’s stockholders in connection with the proposed Business Combination.

A copy of the Consulting Agreement is filed with this Current Report on Form 8-K as Exhibit 99.3 and is incorporated herein by reference, and the foregoing description of the Consulting Agreement is qualified in its entirety by reference thereto.

Executive Management Changes; Separation Agreements

Simon Oxley has joined XCF as its Chief Financial Officer effective as of February 14, 2025 and, as previously announced, will serve as the as Chief Financial Officer of NewCo following the completion of the Business Combination.

As previously announced, Joseph Cunningham, who currently serves as XCF’s Chief Accounting Officer and as an XCF director, informed XCF of his intent to retire from the company prior to the completion of the Business Combination and resign as an XCF director effective prior to the closing. Also as previously announced, Stephen Goodwin, who currently serves as XCF’s Chief Business Development Officer and as an XCF director, informed XCF of his intent to retire from the company prior to the completion of the Business Combination and resign as an XCF director effective prior to the closing.

In connection with the planned departures, XCF intends to enter into separation agreements with each of Mr. Cunningham and Mr. Goodwin.

XCF expects that the final form of agreement with Mr. Cunningham will provide that Mr. Cunningham will receive a total of $330,000 in cash payments, of which $30,000 is payable on March 1, 2025, with the remaining payments to being made in equal monthly installments over twelve months beginning April 1, 2025. In addition, Mr. Cunningham will receive 300,000 shares of common stock at closing of the Business Combination. Mr. Cunningham will remain as an XCF director and continue to serve as its Chief Accounting Officer, Treasurer and Secretary until closing of the Business Combination.

XCF expects that the final form of agreement with Mr. Goodwin will provide that Mr. Goodwin will receive a total of $330,000 in cash payments, of which $30,000 is payable on March 1, 2025, with the remaining payments being made in equal monthly installments over twelve months beginning April 1, 2025. In addition, Mr. Goodwin will receive 300,000 shares of common stock at closing of the Business Combination. Mr. Goodwin will remain as an XCF director and continue to serve as its Chief Business Development Officer until closing of the Business Combination.

XCF Employment Agreements

On February 14, 2025, XCF entered into employment agreements with its executive officers. These employment agreements are effective as of February 14, 2025 and will be replaced with employment agreements between these executive officers and NewCo, to become effective upon the closing of the Business Combination. Material terms of the agreements are summarized below.

Mihir Dange, Chief Executive Officer

The agreement with Mr. Dange provides for an annual base salary of $825,000 (which is also expected to be the initial base salary provided in the new employment agreement to become effective upon the closing of the Business Combination) and a target bonus of 50% of base salary which will be entered into upon closing of the Business Combination. Mr. Dange will also be eligible to participate in benefits programs available to executives generally, including participation in the XCF Global Capital, Inc. 2025 Equity Incentive Plan and the XCF Global Capital, Inc. 2025 Employee Stock Purchase Plan, and to benefit from certain perquisites to be determined. In addition, in connection with a termination without cause or with good reason, he will be entitled to severance in the amount of 24 months base salary. The agreement also calls for additional compensation to be paid to Mr. Dange for the period from January 1, 2024 to the date of consummation of the Business Combination for previous services provided by Mr. Dange serving as XCF’s Chief Executive Officer.

Simon Oxley, Chief Financial Officer

The agreement with Mr. Oxley provides for an annual base salary of $500,000 (which is also expected to be the initial base salary provided in the new employment agreement to become effective upon the closing of the Business Combination) and a target bonus of 50% of base salary. In addition, Mr. Oxley will receive restricted stock units covering 675,000 shares of NewCo Class A Common Stock in connection with the completion of the Business Combination, with vesting over a five-year period. Mr. Oxley will also be eligible to participate in benefits programs available to executives generally, including participation in the XCF Global Capital, Inc. 2025 Equity Incentive Plan and the XCF Global Capital, Inc. 2025 Employee Stock Purchase Plan, and to benefit from certain perquisites to be determined. In addition, in connection with a termination without cause or with good reason, he will be entitled to severance in the amount of 12 months base salary. The agreement also calls for additional compensation to be paid to Mr. Oxley for the period from January 15, 2025 to the date of consummation of the Business Combination for previous services provided to XCF.

Gregory R. Surette, Chief Strategy Officer

The agreement with Mr. Surette provides for an annual base salary of $480,000 (which is also expected to be the initial base salary provided in the new employment agreement to become effective upon the closing of the Business Combination) and a target bonus of 50% of base salary. Mr. Surette will also be eligible to participate in benefits programs available to executives generally, including participation in the XCF Global Capital, Inc. 2025 Equity Incentive Plan and the XCF Global Capital, Inc. 2025 Employee Stock Purchase Plan, and to benefit from certain perquisites to be determined. In addition, in connection with a termination without cause or with good reason, he will be entitled to severance in the amount of 24 months base salary. The agreement also calls for additional compensation to be paid to Mr. Surette for the period from January 1, 2024 to the date of consummation of the Business Combination for previous services provided by Mr. Surette as XCF’s Interim Chief Strategy Officer.

Gregory P. Savarese, Chief Marketing Officer

The agreement with Mr. Savarese provides for an annual base salary of $300,000 (which is also expected to be the initial base salary provided in the new employment agreement to become effective upon the closing of the Business Combination) and a target bonus of 40% of base salary. Mr. Savarese will also be eligible to participate in benefits programs available to executives generally, including participation in the XCF Global Capital, Inc. 2025 Equity Incentive Plan and the XCF Global Capital, Inc. 2025 Employee Stock Purchase Plan, and to benefit from certain perquisites to be determined. In addition, in connection with a termination without cause or with good reason, he will be entitled to severance in the amount of 24 months base salary. The agreement also calls for additional compensation to be paid to Mr. Savarese for the period from January 1, 2024 to the date of consummation of the Business Combination for previous services provided by Mr. Savarese as XCF’s Interim Chief Marketing Officer.

Jae Ryu, Head of Land Development

The agreement with Mr. Ryu provides for an annual base salary of $200,000 (which is also expected to be the initial base salary provided in the new employment agreement to become effective upon the closing of the Business Combination) and a target bonus of 25% of base salary. Mr. Ryu will also be eligible to participate in benefits programs available to executives generally, including participation in the XCF Global Capital, Inc. 2025 Equity Incentive Plan and the XCF Global Capital, Inc. 2025 Employee Stock Purchase Plan, and to benefit from certain perquisites to be determined. In addition, in connection with a termination without cause or with good reason, he will be entitled to severance in the amount of 24 months base salary. The agreement also calls for additional compensation to be paid to Mr. Ryu for the period from January 1, 2024 to the date of consummation of the Business Combination for previous service provided by Mr. Ryu as XCF’s Head of Land Development and Interim Chief Financial Officer.

A copy of each of the employment agreements is filed with this Current Report on Form 8-K as Exhibits 99.4, 99.5, 99.6, 99.7 and 99.8 and is incorporated herein by reference, and the foregoing description of the employment agreements is qualified in its entirety by reference thereto.

Waiver of Lock-ups

As previously disclosed, on March 11, 2024, concurrently with the execution and delivery of the Business Combination Agreement, Focus Impact, NewCo and XCF entered into Company Support Agreements, the GL Support Agreement and Management Support Agreements with certain XCF stockholders, and have subsequently entered into similar agreements with certain transferees of XCF shares held by those XCF stockholders (collectively, the “Support Agreements”).  In addition, Focus Impact, NewCo and the Sponsor entered into the Sponsor Letter Agreement. Those Support Agreements and the Sponsor Letter Agreement include certain restrictions on transfer of the NewCo Class A Common Stock the holder will receive upon the completion of the Business Combination. On February 20, 2025, Focus Impact, NewCo and XCF agreed to waive those restrictions and, as a result, none of the shares of the NewCo Class A Common Stock that will be outstanding upon the completion of the Business Combination will be subject to any contractual restrictions on transfer of those shares.

Impact of Recent Events on Share Ownership

As a result of the promissory note with GL Part SPV I, LLC, the New Rise Closing, and the executive management changes noted above, as of February 20, 2025, there are (i) 5,312,124 shares of Focus Impact Class A Common Stock issued and outstanding, of which 1,212,124 shares of Focus Impact Class A Common Stock were held by the Public Stockholders, (ii) 1,608,333 shares of Focus Impact Class B Common Stock outstanding, (iii) 11,500,000 Public Warrants outstanding, (iv) 6,400,000 Private Placement Warrants outstanding and (v) 183,872,643 shares of XCF common stock outstanding. At the closing, each share of Focus Impact Class A Common Stock and Focus Impact Class B Common Stock will convert into one share of NewCo Class A common stock and each share of XCF Common Stock will convert into 0.74 shares of NewCo Class A common stock (in the no redemptions scenario). In addition, shares held by XCF Equityholders includes 10,000,000 shares of NewCo that are issuable upon the closing of the Business Combination, in connection with the Soule Support Agreement dated March 11, 2024. Under the terms of this agreement, the promissory note, originally convertible into 10,000,000 common shares of XCF, was amended to allow for conversion on a 1:1 basis into 10,000,000 shares of NewCo Class A Common Stock. Upon consummation of the Business Combination, assuming a February 20, 2025 Closing Date, the post-Closing share ownership of NewCo assuming various levels of redemption by the Public Stockholders will be as follows:

	No Redemptions(1)		Assuming 50% Redemptions(2)		Maximum Redemptions(3)
	Shares	%	Shares	%	Shares	%
XCF Equityholders(4)	146,612,238	91.6	146,612,238	91.9	146,612,238	92.3
Crixus BH3 Sponsor LLC (the “Former Sponsor”)(5)	1,360,111	0.9	1,360,111	0.9	1,360,111	0.9
Public Stockholders(6)	1,776,049	1.1	1,169,987	0.7	563,925	0.4
Other Class B Holders(7)	651,919	0.4	651,919	0.4	651,919	0.4
Focus Impact BHAC Sponsor, LLC (the “Sponsor”)(8)	3,306,944	2.1	3,306,944	2.1	3,306,944	2.1
Polar Subscription Shares(9)	1,320,000	0.8	1,320,000	0.8	1,320,000	0.8
BTIG Shares(10)	100,000	0.1	100,000	0.1	100,000	0.1
PIPE Investors(11)	5,000,000	3.1	5,000,000	3.1	5,000,000	3.2
Total	160,127,261	100.0	159,521,199	100.0	158,915,137	100.0

(1)	Assumes that no shares of Focus Impact Class A Common Stock held by the Public Stockholders are redeemed. Percentages do not sum due to rounding.
(2)	Assumes that 606,062 million shares of Focus Impact Class A Common Stock, or 50% of the shares held by the Public Stockholders are redeemed. Percentages do not sum due to rounding.
(3)	Assumes that 1,212,124 million shares of Focus Impact Class A Common Stock, or 100% of the shares held by the Public Stockholders are redeemed. Percentages do not sum due to rounding.
(4)
Includes the conversion of 20,795,833 shares of XCF stock held by Sky MD, LLC, 1,600,000 shares of XCF stock held by members of XCF management and a consultant to XCF, 19,829,743 shares of XCF stock held by Southeast Renewables, LLC, of which 6,373,796 shares represent GL Part SPV I, LLC’s ownership interest in Southeast Renewables, LLC, 34,165,867 XCF stock held by GL Part SPV I, LLC, 375,000 shares of XCF stock held by Focus Impact Partners, LLC, 250,000 shares of XCF stock held by Innovativ Media Group, Inc., 106,856,200 shares of XCF stock issued upon the closing of the New Rise Acquisitions. Shares attributable to XCF equity holders are converted at a ratio of 0.74 shares of NewCo Class A Common Stock for each share of XCF stock. In addition, shares held by XCF Equityholders includes 10,000,000 shares of NewCo that are issuable upon the closing of the Business Combination, in connection with the Soule Support Agreement dated March 11, 2024. Under the terms of this agreement, the promissory note, originally convertible into 10,000,000 common shares of XCF, was amended to allow for conversion on a 1:1 basis into 10,000,000 shares of NewCo Class A Common Stock.

(5)	The Former Sponsor has agreed not to redeem their shares.
(6)
Excludes 11,500,000 Public Warrants as the warrants are not expected to be in the money at Closing and includes 389,359 shares of Focus Impact Common Stock to be transferred by the Sponsor to certain Public Stockholders pursuant to certain non-redemption agreements, entered into as of October 6, 2023 by and among Focus Impact, the Former Sponsor, the Sponsor and certain Public Stockholders (the “October Non-Redemption Agreements”) and also includes 174,566 shares of NewCo Common Stock to be issued by NewCo to certain Public Stockholders pursuant to certain non-redemption agreements, entered into as of July 31, 2024 by and among Focus Impact, the Former Sponsor, the Sponsor and certain Public Stockholders (the “July Non-Redemption Agreements.”). In connection with a special meeting of stockholders in October 2023 at which the stockholders approved the extension of the date by which Focus Impact must complete a business combination, certain stockholders agreed not to redeem (or to validly rescind any redemption requests on) an aggregate of 1,946,794 shares of Focus Impact Class A Common Stock. In exchange for the foregoing commitments not to redeem such shares of Focus Impact Class A Common Stock, the Sponsor agreed to transfer an aggregate of 389,359 shares of Focus Impact Common Stock held by the Sponsor to such stockholders immediately following consummation of an initial business combination if they continued to hold such non-redeemed stock through the date of the special meeting. In connection with another special meeting of stockholders in July 2024 at which the stockholders again approved the extension of the date by which Focus Impact must complete a business combination, certain stockholders agreed not to redeem (or to validly rescind any redemption requests on) an aggregate of 1,047,399 shares of Focus Impact Class A Common Stock. In exchange for the foregoing commitments not to redeem such shares of Focus Impact Class A Common Stock, the NewCo agreed to issue an aggregate of 174,566 (and up to an aggregate of 232,750 shares of NewCo Common Stock if the Company utilizes another two monthly extensions) shares of NewCo Common Stock to such stockholders immediately following consummation of an initial business combination if they continued to hold such non-redeemed stock through the date of the special meeting.

(7)	Consists of the Anchor Investors and Focus Impact’s independent directors.
(8)	Excludes 389,359 shares of Focus Impact Common Stock to be transferred by the Sponsor to certain Public Stockholders pursuant to the Non-Redemption Agreements.
(9)
Assumes the full $1.2 million is called under the Polar Subscription Agreement, and is reimbursed with shares. On November 3, 2023, we entered into the Polar Subscription Agreement under which Polar agreed to make Capital Contributions to the Company. Pursuant to the Polar Subscription Agreement, the Capital Contribution shall be repaid to Polar by the Company within five (5) business days of the Company closing a business combination. Polar may elect to receive such repayment (i) in cash or (ii) in shares of common stock of the surviving entity in such business combination (the “Surviving Entity”) at a rate of one share of common stock for each ten dollars ($10.00) of the Capital Contribution that is funded. Additionally, in consideration of the Capital Contribution, at the closing of a business combination, the Surviving Entity will issue to Polar one share of common stock for each dollar of Capital Contribution that is funded prior to the Closing.

(10)	Assumes that 100,000 shares are issued to BTIG to satisfy the Capital Markets Advisory Fee.
(11)	Assumes $50 million is raised of equity PIPE Financing at $10.00 per share; currently there are no commitments for PIPE Financing.

In addition, the impact to beneficial ownership is as follows:

				NewCo After Business Combination
	Focus Impact			Assuming No Redemptions		Assuming Maximum Redemptions
Name and Address of Beneficial Owners(1)	Focus Impact Class A Common Stock	Focus Impact Class B Common Stock(2)	of Total Voting Power	NewCo Class A Common Stock	of Total Voting Power	NewCo Class A Common Stock	of Total Voting Power
Focus Impact Officers, Directors and 5% Holders Pre-Business Combination:
Five Percent Holders
Focus Impact BHAC Sponsor, LLC (our Sponsor)(4)	2,850,940	845,363	61.1%	3,306,944	2.13%	3,306,944	2.15%
Crixus BH3 Sponsor LLC (our Former Sponsor(5)	1,249,060	111,051	19.5%	1,360,111	*	1,360,111	*
Polar Asset Management Partners Inc.(6)	500,000	—	7.2%	500,000	*	—	—
Directors and Executive Officers
Carl Stanton(4)	—	—	—	278,614	*	278,614	*
Ernest Lyles(4)	—	—	—	—	—	—	—
Wray Thorn(4)	—	—	—	278,614	*	278,614	*
Troy Carter(7)	*	25,000	*	25,000	*	25,000	*
Dia Simms(7)	*	25,000	*	25,000	*	25,000	*
Eric Edidin(8)	—	—	—	—	—	—	—
Daniel Lebensohn(5)	1,249,060	111,051	19.5%	1,360,111	*	1,360,111	*
All officers and directors as a group (seven individuals)	1,249,060	161,051	20.2%	1,689,081	1.09%	1,689,081	1.10%
NewCo Officers, Directors and 5% Holders Post-Business Combination:
Five Percent Holders
RESC Renewables Holdings, LLC(9)(10)(11)	—	—	—	67,026,872	43.21%	67,026,872	43.55%
Encore DEC, LLC(9)(10)(11)	—	—	—	5,174,668	3.34%	5,174,668	3.34%
Randy Soule(9)(10)(11)	—	—	—	11,171,455	7.20%	11,171,455	7.26%
GL Part SPV I, LLC(12)	—	—	—	36,138,014	23.30%	36,138,014	23.48%
Southeast Renewables, LLC(13)	—	—	—	9,997,393	6.44%	9,997,393	6.50%
Directors and Executive Officers(14)
Mihir Dange	—	—	—	15,450,723	9.96%	15,450,723	10.04%
Simon Oxley(3)	—	—	—	—	*	—	*
Jae Ryu	—	—	—	130,020	*	130,020	*
Gregory R. Surette	—	—	—	92,872	*	92,872	*
Gregory P. Savarese	—	—	—	92,872	*	92,872	*
Carl Stanton(4)	—	—	—	278,614	*	278,614	*
Wray Thorn(4)	—	—	—	278,614	*	278,614	*
All directors and officers after the Business Combination as a group (7 persons)	—	—	—	16,045,101	10.34%	16,045,101	10.42%

*	Less than one percent.

(1)
Unless otherwise noted, the business address of each of Focus Impact’s stockholders, directors and officers is c/o Focus Impact BH3 Acquisition Company, 1345 Avenue of the Americas, 33rd Floor, New York, NY 10105.

(2)
Interests shown consist solely of shares of Focus Impact Class B Common Stock. Such shares are convertible into shares of Focus Impact Class A Common Stock at the option of the holder thereof and will automatically upon the completion of our initial business combination.

(3)
Upon closing of the Business Combination, Mr. Oxley will receive restricted stock units representing 675,000 shares of NewCo Class A Common Stock. The restricted stock units will vest over a period of five years with the first vesting to occur on the first anniversary of the award.

(4)
Our Sponsor is governed by a three-member board of managers composed of Carl Stanton, Ernest Lyles and Wray Thorn. Each manager has one vote, and the approval of a majority of the managers is required to approve an action of our sponsor. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting and dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. Entities controlled by Wray Thorn and Carl Stanton, respectively, own equal amounts of all capital interests in the Sponsor. Following the Business Combination, Focus Impact Partners, LLC, an entity controlled by Wray Thorn and Carl Stanton will hold 279,374 shares of NewCo Class A Common Stock. As a result, Wray Thorn and Carl Stanton may be deemed to share beneficial ownership of the shares held by Focus Impact Partners, LLC.

(5)
The Former Sponsor is controlled by BH3 Management LLC, an entity owned and controlled indirectly by Messrs. Daniel Lebensohn and Gregory Freedman. Messrs. Lebensohn and Freedman indirectly share voting and dispositive power over the shares held by our Former Sponsor and may be deemed to beneficially own the shares. Each of Messrs. Lebensohn and Freedman disclaims beneficial ownership of the shares held by the Former Sponsor other than to the extent of his respective pecuniary interest in such shares.

(6)
Based solely upon a Schedule 13G/A filed with the SEC on February 9, 2024 by Polar Asset Management Partners Inc., a company incorporated under the laws of Ontario, Canada, which serves as the investment advisor to Polar Multi-Strategy Master Fund, a Cayman Islands exempted company (“PMSMF”) with respect to the shares of Focus Impact Class A Common Stock directly held by PMSMF. According to the Schedule 13G/A, the business address of the reporting person is 16 York Street, Suite 2900, Toronto, ON, Canada M5J 0E6.

(7)	On November 2, 2023, the Sponsor sold 25,000 shares of Focus Impact Class B Common Stock for an aggregate purchase price of $109 to each of Dia Simms and Troy Carter.
(8)	Does not include any interest Mr. Edidin may have in the Former Sponsor.
(9)
The business address of RESC Renewables Holdings, LLC is 14830 Kivett Lane, Reno, NV 89521. Randy Soule owns all of the membership interests in RESC Renewables Holdings, LLC and will have sole voting and investment authority over the shares received in the Business Combination.

(10)
The business address of Encore DEC, LLC is 425 Western Rd, Reno, NV 89506. Randy Soule owns all of the membership interest in Encore DEC, LLC and will have sole voting and investment authority over the shares received in the Business Combination.

(11)
The business address of Mr. Soule is 14830 Kivett Lane, Reno, NV 89521. In addition to the shares he will receive in the Business Combination, Mr. Soule, through his ownership of all of the membership interests in RESC Renewables Holdings, LLC, will also beneficially own the shares received by RESC Renewables Holdings, LLC in the Business Combination. Prior to the closing of the Business Combination, Mr. Soule may distribute shares of XCF common stock to certain third parties, which would reduce the number of shares he would receive upon closing of the Business Combination. The reported shares do not reflect any reduction for such distributions.

(12)
The business address of GL Part SPV I, LLC is 30 N Gould Street, Suite R, Sheridan, Wyoming 82801. Majique Ladnier is the sole member of GL Part SPV I, LLC and will have sole voting and investment authority over the shares received in the Business Combination. GL Part SPV I, LLC owns membership interests in Southeast Renewables, LLC, which will also receive shares in the Business Combination as a result of its ownership of XCF common stock. The reported shares include shares issuable in the Business Combination as a result of the distribution of XCF common stock to GL Part SPV I, LLC by Southeast Renewables, LLC. Prior to the closing of the Business Combination, GL Part SPV I, LLC may distribute shares of XCF common stock it currently owns to certain of its investors, which would reduce the number of shares GL Part SPV I, LLC would receive upon closing of the Business Combination. The reported shares do not reflect any reduction for such distributions.

(13)
The business address of Southeast Renewables, LLC is 333 N Wilmot Road, Suite 340, Tucson, AZ 85711. Robert Barr is manager of Southeast Renewables, LLC and will have sole voting and investment authority over the shares received in the Business Combination. Southeast Renewables, LLC will receive shares in the Business Combination as a result of its ownership of XCF common stock. The reported shares may be reduced to the extent that, prior to the closing of the Business Combination, Southeast Renewables, LLC distributes shares of XCF common stock to its members, including shares of XCF common stock to GL Part SPV I, LLC (as discussed in footnote (10) above). Other than with respect to shares distributed to GL Part SPV I, LLC, the reported shares do not reflect any reduction for such distributions.

(14)	Unless otherwise noted, the business address of each of XCF’s directors and officers 215 Park Avenue S, 12th Floor, New York, NY 10003.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements, including, without limitation, Focus Impact’s and XCF’s expectations with respect to future performance and anticipated financial impacts of the Business Combination and the acquisitions of New Rise Renewables, LLC and New Rise SAF Renewables Limited Liability Company (collectively, “New Rise”), estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share, the satisfaction of the closing conditions to the Business Combination and the New Rise acquisitions and the timing of the consummation of the Business Combination and the New Rise acquisitions, are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Focus Impact and its management, and XCF and its management, as the case may be, are inherently uncertain and subject to material change. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political, and legal conditions; (2) the amount of redemptions by Focus Impact’s public stockholders in connection with the Business Combination; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any agreements with respect to the Business Combination or with regard to the Company’s offtake arrangements; (4) the outcome of any legal proceedings that may be instituted against Focus Impact, XCF, NewCo or others; (5) the inability of the parties to successfully or timely close the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect NewCo or the expected benefits of the Business Combination or that the approval of stockholders is not obtained; (6) changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations;  (7) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (8) the ability of XCF to integrate the operations of New Rise and implement its business plan on its anticipated timeline, including the inability to launch commercial operations in the New Rise plant in Reno, Nevada in the near future; (9) the risk that the proposed transactions disrupt current plans and operations of Focus Impact or XCF as a result of the announcement and consummation of the proposed transactions; (10) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of NewCo to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (11) costs related to the proposed transactions; (12) changes in applicable laws or regulations; (13) risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; (14) the possibility that Focus Impact, XCF or NewCo may be adversely affected by other economic, business, and/or competitive factors; (15) the availability of tax credits and other federal, state or local government support (16) risks relating to XCF’s and New Rise’s key intellectual property rights; and (17) various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the final prospectus relating to the initial public offering of Focus Impact, dated October 4, 2021, and other filings with the Securities and Exchange Commission (“SEC”) from time to time, including the registration statement on Form S-4, as amended, initially filed with the SEC by NewCo and XCF on July 31, 2024 (the “Registration Statement”). If any of the risks actually occur, either alone or in combination with other events or circumstances, or Focus Impact’s or XCF’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Focus Impact or XCF does not presently know or that it currently believes are not material that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Focus Impact’s or XCF’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. These forward-looking statements should not be relied upon as representing Focus Impact’s or XCF’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements. While Focus Impact or XCF may elect to update these forward-looking statements at some point in the future, Focus Impact and XCF specifically disclaim any obligation to do so.

Additional Information about the Proposed Business Combination and Where to Find It

In connection with the proposed Business Combination, Focus Impact and XCF have prepared, and NewCo and XCF have filed with the SEC, the Registration Statement which contains a prospectus with respect to the securities to be issued in connection with the Business Combination, a preliminary proxy statement with respect to the stockholders’ meeting of Focus Impact to vote on the Business Combination and certain other related documents. The Registration Statement was declared effective by the SEC on February 5, 2025 and on February 6, 2025, NewCo and XCF filed with the SEC the Definitive Proxy Statement/Prospectus. Investors, securityholders and other interested persons are urged to read the Definitive Proxy Statement/Prospectus because it contains important information about Focus Impact, XCF, NewCo and the Business Combination. Focus Impact has mailed the Definitive Proxy Statement/Prospectus and other relevant documents to its stockholders as of January 16, 2025, the record date established for voting on the Business Combination. This Current Report on Form 8-K is not a substitute for the Registration Statement, the Definitive Proxy Statement/Prospectus or any other document that Focus Impact has sent to its stockholders in connection with the Business Combination. Copies of the Registration Statement, including the Definitive Proxy Statement/Prospectus and other documents filed by Focus Impact, XCF or NewCo, may be obtained, free of charge, by directing a request to Focus Impact BH3 Acquisition Company, 1345 Avenue of the Americas, 33rd Floor, New York, NY 10105. The Definitive Proxy Statement/Prospectus and the Registration Statement can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Focus Impact, NewCo and each of their directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies of Focus Impact’s stockholders in connection with the Business Combination under SEC rules. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Focus Impact’s stockholders in connection with the Business Combination is included in the Definitive Proxy Statement/Prospectus filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Focus Impact’s directors and officers in Focus Impact’s filings with the SEC and such information is included in the Definitive Proxy Statement/Prospectus.

XCF and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Focus Impact in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is included in the Definitive Proxy Statement/Prospectus.

You may obtain free copies of these documents as described in the paragraph “Additional Information about the Proposed Business Combination and Where to Find It.”

No Offer or Solicitation

This Current Report on Form 8-K relates to the Business Combination and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law.

Item 9.01.	Financial Statements and Exhibits

(d)	Exhibits

Exhibit No.	Description
99.1	Promissory Note dated February 13, 2025, between XCF Global Capital, Inc. as Maker, and GL Part SPV I, LLC, as Holder.
99.2	Promissory Note dated February 19, 2025 between XCF Global Capital, Inc. as Maker, and RESC Renewables Holdings, LLC, as Holder.
99.3	Strategic Consulting Agreement dated February 19, 2025, between XCF Global Capital, Inc. and Focus Impact Partners, LLC.
99.4	Employment Agreement dated February 14, 2025, between XCF Global Capital, Inc. and Mihir Dange.
99.5	Employment Agreement dated February 14, 2025, between XCF Global Capital, Inc. and Simon Oxley.
99.6	Employment Agreement dated February 14, 2025, between XCF Global Capital, Inc. and Gregory Surette.
99.7	Employment Agreement dated February 14, 2025, between XCF Global Capital, Inc. and Gregory Savarese.
99.8	Employment Agreement dated February 14, 2025, between XCF Global Capital, Inc. and Jae Ryu.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 21, 2025

FOCUS IMPACT BH3 ACQUISITION COMPANY

By:	/s/ Carl Stanton
Name:	Carl Stanton
Title:	Chief Executive Officer